 Filed pursuant to Rule 433
Registration Nos. 333-232256, 333-255051
and 333-255051-01
November 10, 2021

term SHEET

Brookfield Infrastructure Partners L.P.
Offering of Limited Partnership Units
and
Brookfield Infrastructure Corporation
Offering of Class A Exchangeable Subordinate Voting Shares

Term Sheet	November 10, 2021

Final base shelf prospectuses containing important information relating to the securities described in this document have been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Copies of the final base shelf prospectuses, any applicable amendment thereto and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectuses, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Prospective investors should be aware that the acquisition of the securities offered may have tax consequences. Such consequences for investors who are resident in or citizens of Canada may not be described fully in the final base shelf prospectuses or any applicable shelf prospectus supplement. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

Issuers:	Brookfield Infrastructure Partners L.P. (“BIP” or the “Partnership”); and Brookfield Infrastructure Corporation (“BIPC” or the “Corporation”).

Issue:	Public treasury offerings of limited partnership units (“Units”) of the Partnership (the “Unit Offering”) and class A exchangeable subordinate voting shares (the “Exchangeable Shares”) of the Corporation (the “Exchangeable Share Offering” and together with the Unit Offering, the “Offerings”) for aggregate gross proceeds of US$600 million, in such amounts as the Underwriters (as hereinafter described) may determine, together with concurrent private placements to Brookfield Investments Corporation (“BIC”), a subsidiary of Brookfield Asset Management Inc., of redeemable partnership units (“RPUs”) of Brookfield Infrastructure L.P. and/or Exchangeable Shares discussed further below (the “Concurrent Private Placements”).

Issue Size:	US$1,000,000,000 consisting of US$600,000,000 to the public pursuant to the Offerings and US$400,000,000 to BIC pursuant to the Concurrent Private Placements.

Issue Prices:	US$58.65 per Unit and US$62.70 per Exchangeable Shares under the Offerings.

Over-Allotment Options:	Each of the Partnership and the Corporation has granted the Underwriters an over-allotment option to purchase up to an additional 15% of the Units and 15% of the Exchangeable Shares, as applicable, sold in the Offerings at their respective Issue Prices, exercisable for a 30-day period following the closing of the Offerings.

Concurrent Private Placements:	BIC will participate in one or more private placements at the respective Issue Prices (net of underwriting commissions) concurrent with the Offerings pursuant to which BIC will acquire an aggregate of US$400,000,000 RPUs and/or Exchangeable Shares.

Use of Proceeds:	Each of the Partnership and the Company intend to use the net proceeds from the Offerings, together with the proceeds of the Concurrent Private Placements received, to fund an active and advanced pipeline of new investment opportunities, including near-term organic growth capital requirements, and for general working capital purposes.

BIP Distribution Policy:	Distributions are payable by the Partnership on a quarterly basis at the discretion of the Board of Directors of the general partner of the Partnership. The first distribution in which the purchasers of Units will be eligible to participate, if they continue to own the Units, will be for the fourth quarter of 2021, as and when declared by the Partnership’s general partner.

BIPC Dividend Policy:	Holders of Exchangeable Shares will be entitled to receive dividends as and when declared by the Board of Directors of the Corporation. It is expected that each Exchangeable Share will receive identical dividends to the distributions paid on each Unit. The first dividend in which the purchasers of the Exchangeable Shares will be eligible to participate, if they continue to own the Exchangeable Shares, will be for the fourth quarter of 2021, as and when declared by the Corporation.

Form of Offering:

The Units will be offered: (i) in each of the provinces and territories of Canada by way of a prospectus supplement under the Partnership’s Canadian short form base shelf prospectus dated July 23, 2021; (ii) in the United States by way of a prospectus supplement together with the Partnership’s U.S. base shelf prospectus dated May 17, 2021; (iii) and internationally as expressly permitted by the Partnership.

The Exchangeable Shares will be offered: (i) in each of the provinces and territories of Canada by way of a prospectus supplement under the Corporation’s and the Partnership’s Canadian short form base shelf prospectus dated July 2, 2020; (ii) in the United States by way of a prospectus supplement together with the Corporation’s and the Partnership’s U.S. base shelf prospectus dated April 16, 2021; (iii) and internationally as expressly permitted by the Partnership.

Eligibility for Investment:	The Units and the Exchangeable Shares are eligible for RRSPs, RRIFs, DPSPs, RESPs, RDSPs and TFSAs.

Listings:

The existing Units are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under ticker symbols “BIP.UN” and “BIP”, respectively.

The existing Exchangeable Shares are listed on the TSX and NYSE under ticker symbol “BIPC”.

Exchange by Holders of Exchangeable Shares:	Each Exchangeable Share will be exchangeable at the option of the holder for one Unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of the Corporation).

Other Provisions:	Each of the Partnership and the Corporation has agreed with the Underwriters that neither the Partnership, the Corporation nor any of their subsidiaries will, nor will any of them announce any intention to, directly or indirectly, for a period commencing on the date hereof and ending 60 days after the respective dates of the underwriting agreements to be entered into in connection with the Offerings (the “Underwriting Agreements”), without the prior written consent of RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc. and Wells Fargo Securities Canada, Ltd. (collectively, the “Joint Bookrunners”), acting reasonably, (i) offer or sell, or enter into an agreement to offer or sell any Units, Exchangeable Shares or other securities of the Partnership or the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable into, any Units, Exchangeable Shares or other securities of the Partnership or the Corporation, other than (A) the issuance of Units and Exchangeable Shares pursuant to the Offerings; (B) the issuance of RPUs and Exchangeable Shares pursuant to the Concurrent Private Placements; (C) the sale of additional Units and Exchangeable Shares pursuant to any over-allotment option in connection with the Offerings; (D) for purposes of directors’, officers’ or employee incentive plans; (E) pursuant to the Partnership’s distribution reinvestment plan; (F) to satisfy existing instruments of the Partnership or the Corporation or their respective subsidiaries issued at the date hereof; (G) Units or Exchangeable Shares issued in connection with an arm’s-length acquisition, merger, consolidation or amalgamation with any company or companies as long as the party receiving such Units or Exchangeable Shares agrees to be similarly restricted; (H) the issuance of Units pursuant to the exchange, redemption or acquisition of Exchangeable Shares or RPUs that are outstanding on the date hereof or that are issuable in connection with the Offerings (or the filing of any registration statement in respect thereof) or any over-allotment option in connection with the Offerings, if any, or the Concurrent Private Placements; (I) the issuance of Units pursuant to the exchange of exchangeable limited partnership units of Brookfield Infrastructure Partners Exchange LP that are outstanding on the date hereof; (J) the issuance of Exchangeable Shares pursuant to the exchange of class B limited partnership units of Brookfield Infrastructure Corporation Exchange Limited Partnership that are outstanding on the date hereof, and the issuance of any Units that are issuable pursuant to the exchange, redemption or acquisition of such Exchangeable Shares; (K) debt securities or preferred limited partnership units of the Partnership or preferred shares not convertible into Units or Exchangeable Shares; and (L) a transfer by the Partnership or the Corporation to an affiliate of any securities of the Partnership or the Corporation or securities convertible into, exchangeable for, or otherwise exercisable into securities of the Partnership or the Corporation, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units or the Exchangeable Shares.

Trade Date:	November 11, 2021.

Bookrunners:	RBC Capital Markets, BMO Capital Markets, CIBC Capital Markets, National Bank Financial Inc. and Wells Fargo Securities.

Closing Date:	On or about November 17, 2021.

Underwriting Fees:	4.00% on each of the Offerings.

Each of the Partnership and the Corporation has filed a Registration Statement on Form F-3 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) in respect of the Offerings. Before you invest, you should read the prospectus in each Registration Statement and other documents that the Partnership and the Corporation have filed with the SEC for more complete information about the Partnership, the Corporation and the Offerings. The Partnership and the Corporation will also be filing a prospectus supplement relating to the Unit Offering and the Exchangeable Share Offering, as applicable, with securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Also, the Partnership, the Corporation, any underwriter or any dealer participating in the Offerings will arrange to send you the prospectuses or you may request them in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, Email: equityprospectus@rbccm.com, or from BMO Nesbitt Burns Inc. at BMO Capital Markets Corp., Attention: Equity Syndicate Department, 151 W 42nd St, New York, NY 10036, or by telephone at 1-800-414-3627 or by email at bmoprospectus@bmo.com, or from CIBC World Markets Corp, 425 Lexington Ave, 5th Floor, New York, NY, Phone: (800) 282-0822, Email: USEPROSPECTUS@CIBC.COM, or from National Bank Financial Inc. at National Bank of Canada Financial Inc., 65 East 55th Street, 8th Floor, New York, N.Y. 10022, Attention: ECM Syndication, Phone: 212-632-8500, Email: NBF-Syndication@nbc.ca, or from Wells Fargo Securities, LLC, 375 Park Avenue, New York, New York 10152, Attention: Equity Syndicate Department, Phone: (800) 326-5897, Email: cmclientsupport@wellsfargo.com; or in Canada from RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, Phone: (416) 842-5349, Email: Distribution.RBCDS@rbccm.com, or from BMO Nesbitt Burns Inc. at BMO Capital Markets, Attention: Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, or by telephone at 1-905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, or from CIBC World Markets Inc., Attention: Michelene Dougherty, michelene.dougherty@cibc.ca or 416-956-3636, or from National Bank Financial Inc., 130 King Street West, 4th Fl. Podium, Toronto, Ontario, M5X 1J9, Attention: ECM Syndication, Phone: 416-869-6534, Email: NBF-Syndication@nbc.ca, or from Wells Fargo Securities Canada, Ltd., 22 Adelaide St. W., Suite 2200 Toronto ON M5H 4E3, Attention: Akshay Pattni, Phone: 416 775 2954, Email: Akshay.Pattni@Wellsfargo.com.